EXHIBIT 11

COMPUTATION OF NET INCOME PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Earnings (loss) per common share - basic
Net income (loss)	$ (904)	$ 601	$ (102)	$ 1,442

Weighted average common shares
outstanding - basic	2,509,088	2,510,477	2,507,466	2,505,469

Earning (loss) per common share - basic	$ (0.36)	$ 0.24	$ (0.04)	$ 0.58

Earnings (loss) per common share - diluted
Net (loss) income - basic and diluted	$ (904)	$ 601	$ (102)	$ 1,442

Weighted average common shares
outstanding - basic	2,509,088	2,510,477	2,507,466	2,505,469
Effect of dilutive securities - convertible
preferred stock	-	-	-	-
Effect of dilutive securities - options	60,914	62,679	61,503	65,070
Weighted average shares
outstanding - diluted	2,570,002	2,573,156	2,568,969	2,570,539

Earning (loss) per common share-diluted	$ (0.36)	$ 0.23	$ (0.04)	$ 0.56

E-1